UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                               (AMENDMENT NO. 5)*

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                        PURADYN FILTER TECHNOLOGIES INC.
                                (Name of Issuer)

                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
                         (Title of Class of Securities)

                                    746091107
                                 (CUSIP Number)

                              Stephen M. Vine, Esq.
                    Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                               590 Madison Avenue
                            New York, New York 10022
                                 (212) 872-1000
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  JUNE 14, 2006
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].


NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         Continued on following page(s)
                                Page 1 of 9 Pages

CUSIP NO. 746091107                                            PAGE 2 OF 9 PAGES

1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  Quantum Industrial Partners LDC

2        Check the Appropriate Box If a Member of a Group (See Instructions)
                                                     a.       [ ]
                                                     b.       [X]
3        SEC Use Only

4        Source of Funds (See Instructions)

                  Not Applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

                  [ ]

6        Citizenship or Place of Organization

                  Cayman Islands

                            7             Sole Voting Power
Number of                                      4,570,000
  Shares
Beneficially                8             Shared Voting Power
  Owned By                                     0
  Each
Reporting                   9             Sole Dispositive Power
  Person                                       4,570,000
  With
                            10            Shared Dispositive Power
                                               0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            4,570,000

12 Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                                       [ ]

13       Percent of Class Represented By Amount in Row (11)

                                      18.0%

14       Type of Reporting Person (See Instructions)

                                     OO, IV

CUSIP NO. 746091107                                            PAGE 3 OF 9 PAGES

1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  QIH Management Investor, L.P.

2        Check the Appropriate Box If a Member of a Group (See Instructions)
                                                     a.       [ ]
                                                     b.       [X]
3        SEC Use Only

4        Source of Funds (See Instructions)

                  Not Applicable

6 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

                  [ ]

6        Citizenship or Place of Organization

                  Delaware

                            7             Sole Voting Power
Number of                                      4,570,000
  Shares
Beneficially                8             Shared Voting Power
  Owned By                                     0
  Each
Reporting                   9             Sole Dispositive Power
  Person                                       4,570,000
  With
                            10            Shared Dispositive Power
                                               0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            4,570,000

12 Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                                       [ ]

13       Percent of Class Represented By Amount in Row (11)

                                      18.0%

14       Type of Reporting Person (See Instructions)

                                     PN; IA

CUSIP NO. 746091107                                            PAGE 4 OF 9 PAGES

1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  QIH Management LLC

2        Check the Appropriate Box If a Member of a Group (See Instructions)
                                                     a.       [ ]
                                                     b.       [X]
3        SEC Use Only

4        Source of Funds (See Instructions)

                  Not Applicable

7 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

                  [ ]

6        Citizenship or Place of Organization

                  Delaware

                            7             Sole Voting Power
Number of                                      4,570,000
  Shares
Beneficially                8             Shared Voting Power
  Owned By                                     0
  Each
Reporting                   9             Sole Dispositive Power
  Person                                       4,570,000
  With
                            10            Shared Dispositive Power
                                               0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            4,570,000

12 Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                                       [ ]

13       Percent of Class Represented By Amount in Row (11)

                                      18.0%

14       Type of Reporting Person (See Instructions)

                                       OO

CUSIP NO. 746091107                                            PAGE 5 OF 9 PAGES

1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  Soros Fund Management LLC

2        Check the Appropriate Box If a Member of a Group (See Instructions)
                                                     a.       [ ]
                                                     b.       [X]
3        SEC Use Only

4        Source of Funds (See Instructions)

                  Not Applicable

8 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

                  [ ]

6        Citizenship or Place of Organization

                  Delaware

                            7             Sole Voting Power
Number of                                      4,570,000
  Shares
Beneficially                8             Shared Voting Power
  Owned By                                     0
  Each
Reporting                   9             Sole Dispositive Power
  Person                                       4,570,000
  With
                            10            Shared Dispositive Power
                                               0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            4,570,000

12 Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                                       [ ]

13       Percent of Class Represented By Amount in Row (11)

                                      18.0%

14       Type of Reporting Person (See Instructions)

                                     OO, IA

CUSIP NO. 746091107                                            PAGE 6 OF 9 PAGES

1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  George Soros (in the capacity described herein)

2        Check the Appropriate Box If a Member of a Group (See Instructions)
                                                     a.       [ ]
                                                     b.       [X]
3        SEC Use Only

4        Source of Funds (See Instructions)

                  Not Applicable

9 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

                  [X]

6        Citizenship or Place of Organization

                  United States

                            7             Sole Voting Power
Number of                                      4,570,000
  Shares
Beneficially                8             Shared Voting Power
  Owned By                                     0
  Each
Reporting                   9             Sole Dispositive Power
  Person                                       4,570,000
  With
                            10            Shared Dispositive Power
                                               0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            4,570,000

12 Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                                       [ ]

13       Percent of Class Represented By Amount in Row (11)

                                      18.0%

14       Type of Reporting Person (See Instructions)

                                       IA

CUSIP NO. 746091107                                            PAGE 7 OF 9 PAGES

This Amendment No. 5 to Schedule 13D relates to shares of common stock, par value $0.001 per share (the "Shares"), of Puradyn Filter Technologies Inc. (the "Issuer"). This Amendment No. 5 supplementally amends the initial statement on
Schedule 13D, dated June 30, 1997 (the "Initial Statement"), filed by the Reporting Persons (as defined herein). Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Initial Statement. The Initial Statement is supplementally amended as follows.

ITEM 2.  IDENTITY AND BACKGROUND.

     This statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

                  (i) Quantum Industrial Partners LDC ("QIP");

                  (ii) QIH Management Investor, L.P. ("QIHMI");

                  (iii) QIH Management LLC ("QIH Management");

                  (iv) Soros Fund Management LLC ("SFM LLC"); and

                  (v) Mr. George Soros ("Mr. Soros").

     This Statement relates to the Shares held for the accounts of QIP. QIHMI is a minority shareholder of, and is vested with investment discretion with respect to portfolio assets held for the account of, QIP. The sole general partner of QIHMI is QIH Management. SFM LLC is the sole managing member of QIH Management. Mr. Soros is the Chairman of SFM LLC.

     On December 27, 2002, Mr. Soros appealed a decision of the 11e Chambre du Tribunal Correctionnel in Paris, France that fined him 2.2 million euros on December 20, 2002 based on a finding of insider trading with respect to trading in securities of Societe Generale in 1988. On March 24, 2005, the Paris Court of Appeal affirmed the decision of the 11e Chambre du Tribunal Correctionnel and on June 14, 2006 the Cour de Cassation upheld such decision, but ordered the Court of Appeal to determine whether the fine should be reduced. Mr. Soros intends to appeal this decision to the European Court of Justice.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     According to information provided by the Issuer in its most recent quarterly report on Form 10-Q, the number of Shares outstanding on May 12, 2006 was 25,349,432.

     (a) (i) Each of QIP, QIHMI, QIH Management, SFM LLC and Mr. Soros may be deemed the beneficial owner for purposes of Section 13(d) of the Securities Exchange Act of 1934 of 4,570,000 Shares. Such Shares represent approximately 18.0% of the issued and outstanding Shares.

     (b) (i) Each of QIP, QIHMI, QIH Management, SFM LLC and Mr. Soros may be deemed to have the sole power to direct the voting and disposition of the 4,570,000 Shares held for the account of QIP.

     (c) There have been no transactions effected with respect to the Shares since April 22, 2006 (sixty days prior to the date hereof) by any of the Reporting Persons.

CUSIP NO. 746091107                                            PAGE 8 OF 9 PAGES

     (d) The shareholders of QIP, including Quantum Industrial Holdings, Ltd., a British Virgin Islands international business company, have the right to participate in the receipt of dividends from, or proceeds from the sales of, the Shares held for the account of QIP in accordance with their ownership interests in QIP.

     (e) Not applicable.



CUSIP NO. 746091107                                            PAGE 9 OF 9 PAGES

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

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
Date: June 21, 2006                         QUANTUM INDUSTRIAL PARTNERS LDC


                                            By:   /s/ Jay Schoenfarber
                                                  -----------------------------------------------
                                            Name: Jay Schoenfarber
                                            Title: Attorney-in-Fact

                                            QIH MANAGEMENT INVESTOR, L.P.

                                            By: QIH Management LLC,
                                                its General Partner

                                                By:   Soros Fund Management LLC,
                                                      its Managing Member

                                                By:   /s/ Jay Schoenfarber
                                                      -------------------------------------------
                                                Name:  Jay Schoenfarber
                                                Title: Assistant General Counsel

                                            QIH MANAGEMENT LLC

                                            By:  Soros Fund Management LLC,
                                                 its Managing Member

                                                 By:  /s/ Jay Schoenfarber
                                                      -------------------------------------------
                                                 Name:   Jay Schoenfarber
                                                 Title:  Assistant General Counsel

                                            SOROS FUND MANAGEMENT LLC

                                            By:    /s/ Jay Schoenfarber
                                                   ----------------------------------------------
                                            Name:  Jay Schoenfarber
                                            Title: Assistant General Counsel

                                            GEORGE SOROS

                                            By:    /s/ Jay Schoenfarber
                                                   ----------------------------------------------
                                            Name:  Jay Schoenfarber
                                            Title: Attorney-in-Fact

